Exhibit 99.4

KE Holdings Inc.

貝 殼 控 股 有 限 公 司

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Code: 2423)

(NYSE Stock Ticker: BEKE)

Number of shares to which this	Class A ordinary shares
form of proxy relates (Note 1)	Class B ordinary shares

FORM OF PROXY FOR THE ANNUAL GENERAL MEETING
to be held on Friday, June 14, 2024

(or any adjournment(s) or postponement(s) thereof)

I/We(Note 2)
of
being the registered holder(s) of

Class A ordinary shares/Class B ordinary shares(Note 3) in the issued share capital of KE Holdings Inc. (the “Company”) hereby appoint the chairman of the meeting(Note 4)

or

of

as my/our proxy to attend, act, and vote for me/us and on my/our behalf as directed below at the annual general meeting (the “AGM”) of the Company to be held at 10:00 a.m., Beijing time, on Friday, June 14, 2024 at Oriental Electronic Technology Building, No. 2 Chuangye Road, Haidian District, Beijing, PRC (and at any adjournment thereof).

Please tick (“✓”) the appropriate boxes to indicate how you wish your vote(s) to be cast(Note 5).

	RESOLUTIONS(Note 6)	FOR	AGAINST	ABSTAIN
1.	As an ordinary resolution, to receive, consider, and adopt the audited consolidated financial statements of the Company as of and for the year ended December 31, 2023 and the report of the auditors thereon.
2(a).	(i) As an ordinary resolution, to re-elect Mr. Yongdong Peng as an executive Director.
(ii) As an ordinary resolution, to re-elect Mr. Yigang Shan as an executive Director.
(iii) As an ordinary resolution, to re-elect Mr. Jun Wu as an independent non-executive Director.
2(b).	As an ordinary resolution, to authorize the Board to fix the remuneration of the Directors.
3.	As an ordinary resolution, to grant a general mandate to the Directors to issue, allot, and deal with additional Class A ordinary shares of the Company not exceeding 20% of the total number of issued Shares (excluding treasury shares) of the Company as of the date of passing of this resolution.
4.	As an ordinary resolution, to grant a general mandate to the Directors to repurchase Shares and/or ADSs of the Company not exceeding 10% of the total number of issued Shares (excluding treasury shares) of the Company as of the date of passing of this resolution.
5.	As an ordinary resolution, to extend the general mandate granted to the Directors to issue, allot, and deal with additional Shares in the share capital of the Company by the aggregate number of the Shares and/or Shares underlying the ADSs repurchased by the Company.
6.	As an ordinary resolution, to re-appoint PricewaterhouseCoopers and PricewaterhouseCoopers Zhong Tian LLP as auditors of the Company to hold office until the conclusion of the next annual general meeting of the Company and to authorize the Board to fix their remuneration for the year ending December 31, 2024.

Date:	2024	Signature(s)(Note 7) :

Notes:

1.	Please delete as appropriate and insert the number of shares to which this form of proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all the shares of the Company registered in your name(s). If more than one proxy is appointed, the number of shares in respect of which each such proxy so appointed must be specified.

2.	Full name(s) and address(es) to be inserted in BLOCK CAPITALS.

3.	Please insert the number of shares of the Company registered in your name(s) and delete as appropriate.

4.	If any proxy other than the chairman of the meeting is preferred, please strike out the words “the chairman of the meeting” and insert the name and address of the proxy desired in the space provided. Any shareholder of the Company entitled to attend and vote at the AGM is entitled to appoint proxy, and any shareholder of the Company who is the holder of two or more Shares and entitled to attend and vote at the AGM is able to appoint any number of proxies (who must be individuals) to attend and vote instead of him/her. A proxy need not be a shareholder of the Company.

5.	IMPORTANT: IF YOU WISH TO VOTE FOR A RESOLUTION, PLEASE TICK (“✓”) THE BOX MARKED “FOR.” IF YOU WISH TO VOTE AGAINST A RESOLUTION, PLEASE TICK (“✓”) THE BOX MARKED “AGAINST.” IF YOU WISH TO ABSTAIN FROM VOTING, PLEASE TICK (“✓”) THE BOX MARKED “ABSTAIN”. If no direction is given, your proxy will vote or abstain at his/her discretion. Your proxy will also be entitled to vote at his/her discretion on any resolution properly put to the AGM other than those referred to in the notice convening the AGM. If you mark the box “abstain,” it will mean that your proxy will abstain from voting and, accordingly, your vote will not be counted either for or against the relevant resolution.

6.	We refer to the circular (the “Circular”) and notice of the AGM of the Company dated April 26, 2024. Unless otherwise indicated, the capitalized terms used in this form of proxy shall have the same meaning as those defined in the Circular and the notice of the AGM. The description of the resolutions is by way of summary only. The full text appears in the notice of the AGM.

7.	This form of proxy must be signed by you or your attorney duly authorized in writing. In case of a corporation, the same must be either under its common seal or under the hand of an officer, attorney, or other person duly authorized. ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE INITIALED BY THE PERSON WHO SIGNS IT.

8.	Where there are joint registered holders of any share, any one of such persons may vote at the meeting, either personally or by proxy, in respect of such share as if he/she were solely entitled thereto; but if more than one of such joint holders be present at the meeting personally or by proxy, that one of the said persons so present being the most or, as the case may be, the more senior shall alone be entitled to vote in respect of the relevant joint holding and, for this purpose, seniority shall be determined by reference to the order in which the names of the joint holders stand on the register of members in respect of the relevant joint holding.

9.	In order to be valid, this form of proxy, together with the power of attorney or other authority (if any) under which it is signed or a notarially certified copy thereof, must be deposited at the Company’s Hong Kong Share Registrar, Computershare Hong Kong Investor Services Limited (for both holders of Class A ordinary shares and holders of Class B ordinary shares), at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong not less than 48 hours before the time appointed for the AGM or the adjourned meeting (as the case may be).

10.	Completion and delivery of the form of proxy will not preclude you from attending and voting at the AGM or any adjournment thereof if you so wish.

PERSONAL INFORMATION COLLECTION STATEMENT

Your supply of your and your proxy’s (or proxies’) name(s) and address(es) is on a voluntary basis for the purpose of processing your request for the appointment of a proxy (or proxies) and your voting instructions for the AGM of the Company (the “Purposes”). We may transfer your and your proxy’s (or proxies’) name(s) and address(es) to our agent, contractor, or third party service provider who provides administrative, computer, and other services to us for use in connection with the Purposes and to such parties who are authorized by law to request the information or are otherwise relevant for the Purposes and need to receive the information. Your and your proxy’s (or proxies’) name(s) and address(es) will be retained for such period as may be necessary to fulfil the Purposes. Request for access to and/or correction of the relevant personal data can be made in accordance with the provisions of the Personal Data (Privacy) Ordinance and any such request should be in writing by mail to Computershare Hong Kong Investor Services Limited at the above address or by email to PrivacyOfficer@computershare.com.hk.